SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                     John Wiley & Sons, Inc.
                        (Name of Issuer)

        Class A Common Stock, Par Value $1.00 Per Share
                 (Title of Class of Securities)

                            968223206
                         (Cusip Number)

                        W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 29, 1994
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 305,483 shares, which constitutes approximately 9.9% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 3,097,228 shares outstanding. The number of outstanding shares reported on the Issuer's most recent quarterly report on Form 10-Q is 3,097,128.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Trust Funds

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 76,346 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 76,346 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     76,346


12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 2.5%


14.  Type of Reporting Person: 00 - Trust

- ----------
(1)  Power is exercised through its sole trustee, Perry R. Bass.

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 76,346 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 76,346 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     76,346 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 2.5%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     76,346 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 2.5%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in her capacity as one of two trustors of The Bass
     Management Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 76,346
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 76,346
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     76,346

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 2.5%


14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     The Airlie Group L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: WC

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 152,691 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 152,691 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     152,691

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 4.9%


14.  Type of Reporting Person: PN

- ----------
(1)  Power is exercised through its sole general partner, EBD L.P.

1.   Name of Reporting Person:

     EBD L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 152,691 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 152,691 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     152,691 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 4.9%


14.  Type of Reporting Person: PN

- ----------
(1)  Solely in its capacity as the sole general partner of The
     Airlie Group L.P.

1.   Name of Reporting Person:

     Dort A. Cameron III

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 152,691 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 152,691 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     152,691 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 4.9%


14.  Type of Reporting Person: IN

- ----------
(1)  Solely in his capacity as one of two general partners of EBD
     L.P., which is the sole general partner of The Airlie Group
     L.P.

1.   Name of Reporting Person:

     TMT-FW, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 152,691 (1)(2)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 152,691 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     152,691 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 4.9%


14.  Type of Reporting Person: CO

- ----------
(1)  Power is exercised through its President, Thomas M. Taylor.
(2)  Solely in its capacity as one of two general partners of EBD
     L.P., which is the sole general partner of The Airlie Group
     L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: 152,691 (1)
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: 152,691 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     152,691 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): 4.9%


14.  Type of Reporting Person: IN

- ----------
(1) Solely in his capacity as President and sole shareholder of TMT-FW, Inc., which is one of two general partners of EBD L.P., which is the sole general partner of The Airlie Group L.P.

1.   Name of Reporting Person:

     William P. Hallman, Jr.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: PF

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:

     100 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares:
                                                            /   /


13.  Percent of Class Represented by Amount in Row (11): <0.1% (2)


14.  Type of Reporting Person: IN

- ----------
(1)  Assumes the conversion of 100 shares of the Issuer's Class B
     Common Stock into 100 shares of the Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 3,097,228 shares of the Stock outstanding.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated October 1, 1993, as amended by Amendment No. 1 dated December 16, 1993, Amendment No. 2 dated February 17, 1994, Amendment No. 3 dated February 28, 1994, and Amendment No. 4 dated March 7, 1994 (the "Schedule 13D"), relating to the Class A Common Stock, par value $1.00 per share, of John Wiley & Sons, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 1.   SECURITY AND ISSUER.

     No material change

Item 2.   IDENTITY AND BACKGROUND.

     No material change

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended in its entirety to read as follows:

     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON     SOURCE OF FUNDS        AMOUNT OF FUNDS

     BMT             Trust Funds(1)         $4,455,853.50

     PRB             Not Applicable         Not Applicable

     NLB             Not Applicable         Not Applicable

     LMB             Personal Funds(2)      $4,455,853.50

     TAG             Working Capital(3)     $8,911,651.61

     EBD             Not Applicable         Not Applicable

     DAC             Not Applicable         Not Applicable

     TMT-FW          Not Applicable         Not Applicable

     TMT             Not Applicable         Not Applicable

     WPH             Personal Funds(2)      $    8,250.00

     (1) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (2) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

Item 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby partially amended by adding at the end thereof the following:

     In accordance with the Issuer's bylaws, the Reporting Persons currently intend to nominate five Class A director candidates for election at the Issuer's 1994 annual meeting.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a) - (c) of Item 5 hereby are amended in their entireties to read as follows:

     (a)

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 76,346, which constitutes approximately 2.5% of the outstanding shares of the Stock.

     PRB

     Because of his positions as Trustee and as a Trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 76,346 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

     NLB

     Because of her position as a Trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 76,346 shares of the Stock, which constitutes approximately 2.5% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 76,346, which constitutes approximately 2.5% of the outstanding shares of the Stock.


     TAG

     The aggregate number of shares of the Stock that TAG owns beneficially, pursuant to Rule 13d-3 of the Act, is 152,691, which constitutes approximately 4.9% of the outstanding shares of the Stock.

     EBD

     Because of its position as the sole general partner of TAG, EBD may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 152,691 shares of the Stock, which constitutes approximately 4.9% of the outstanding shares of the Stock.

     DAC

     Because of his position as one of two general partners of EBD, the sole general partner of TAG, DAC may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 152,691 shares of the Stock, which constitutes approximately 4.9% of the outstanding shares of the Stock.

     TMT-FW

     Because of its position as one of two general partners of EBD, the sole general partner of TAG, TMT-FW may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 152,691 shares of the Stock, which constitutes approximately 4.9% of the outstanding shares of the Stock.

     TMT

     Because of his position as the President and sole shareholder of TMT-FW, TMT may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 152,691 shares of the Stock, which constitutes approximately 4.9% of the outstanding shares of the Stock.

     WPH

     The aggregate number of shares of the Stock that WPH owns beneficially, pursuant to Rule 13d-3 of the Act, is 100, which constitutes less than 0.1% of the 3,097,228 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     To the best of the knowledge of each of the Reporting Persons, other than is set forth above, none of the persons named in Item
2 herein is the beneficial owner of any shares of the Stock.

     (b)

     BMT

     Acting through its Trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 76,346 shares of the Stock.

     PRB

     In his capacity as Trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 76,346 shares of the Stock.


     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 76,346 shares of the Stock.

     TAG

     Acting through its sole general partner, TAG has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 152,691 shares of the Stock.

     EBD

     As the sole general partner of TAG, EBD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 152,691 shares of the Stock.

     DAC

     As one of two general partners of EBD, which is the sole general partner of TAG, DAC has shared power to vote or to direct the vote and to dispose or to direct the disposition of 152,691 shares of the Stock.

     TMT-FW

     As one of two general partners of EBD, which is the sole general partner of TAG, TMT-FW has shared power to vote or to direct the vote and to dispose or to direct the disposition of 152,691 shares of the Stock.

     TMT

     As the President and sole shareholder of TMT-FW, which is one of two general partners of EBD, which is the sole general partner of TAG, TMT has shared power to vote or to direct the vote and to dispose or to direct the disposition of 152,691 shares of the Stock.

     WPH

     WPH has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     (c) Since the most recent filing on Schedule 13D, the Reporting Persons have purchased shares of the Stock in over-the-counter transactions on NASDAQ, as follows:

REPORTING                       NO. OF SHARES  PRICE PER
 PERSON          DATE             PURCHASED      SHARE

  BMT           03/16/94            250         $86.00
  LMB           03/16/94            250          86.00
  TAG           03/16/94            500          86.00
  BMT           03/16/94            875          87.83
  LMB           03/16/94            875          87.83
  TAG           03/16/94          1,750          87.83

    Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in shares of the Stock since the most recent filing on Schedule 13D.

    (d) - (e)  No material change

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    No material change

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 99.1 --   Agreement pursuant to Rule 13d-1(f)(1)(iii).

    Exhibit 99.2 --   Letter to the President and Chief Executive
                      Officer of the Issuer.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  March 29, 1994

                                  /s/W. R. Cotham,
                                  W. R. Cotham,
                                  Attorney-in-Fact for:

                                        THE BASS MANAGEMENT TRUST (1)
                                        PERRY R. BASS (2)
                                        NANCY L. BASS (3)
                                        LEE M. BASS (4)
                                        DORT A. CAMERON III (5)
                                        THOMAS M. TAYLOR (6)
                                        WILLIAM P. HALLMAN, JR. (7)

                                  THE AIRLIE GROUP L.P.,
                                  a Delaware limited partnership

                                  By:  EBD L.P., a Delaware
                                         limited partnership,
                                         General Partner

                                  By:  TMT-FW, INC.,
                                         a Texas corporation,
                                         General Partner


                                  By:      /s/W. R. Cotham
                                           W. R. Cotham,
                                           Vice President


                                  EBD L.P.,
                                  a Delaware limited partnership

                                  By:  TMT-FW, INC.,
                                         a Texas corporation,
                                         General Partner


                                  By:      /s/W. R. Cotham
                                           W. R. Cotham,
                                           Vice President


                                  TMT-FW, INC.,
                                  a Texas corporation


                                  By:      /s/W. R. Cotham
                                           W. R. Cotham,
                                           Vice President



(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Dort A. Cameron III previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Thomas M. Taylor previously has been filed with the Securities and Exchange Commission.

(7) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of William P. Hallman, Jr. previously has been filed with the Securities and Exchange Commission.

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                          EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

  99.1             Agreement pursuant to Rule
                   13d-1(f)(1)(iii), filed herewith

  99.2             Letter to the President and Chief Executive
                   Officer of the Issuer, previously filed with Amendment No. 3 to the Schedule 13D